

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

December 22, 2009

<u>Via Facsimile and U.S. Mail</u>
Sharon Dowdall
Chief Legal Officer and Corporate Secretary
Franco-Nevada Corporation
Exchange Tower
130 King Street West, Suite 740
P.O. Box 467
Toronto, Ontario M5X 1E4

> **Re: International Royalty Corporation**
> **Schedule 14D-1F filed December 14, 2009**
> **Filed by Franco-Nevada Corporation and**
> **7293275 Canada Inc.**
> **File No. 005-82680**

Dear Ms. Dowdall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase and Circular.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-1F

General Instruction I. Eligibility Requirements

1. Please briefly explain the conclusion that U.S. holders held less than 40% of the outstanding securities of International Royalty Corporation. See Instruction 3 to I.A. of Schedule 14D-1F.

General Instruction III. Compliance with the Exchange Act

2. Please advise us whether either bidder has been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the tender offer to make the offer in compliance with Rule 14d-1(b) unless it complied with corresponding U.S. tender offer rules.

Cover Page of Offer to Purchase

3. Please revise to identify Franco-Nevada as a bidder on the cover page together with 7293275 Canada Inc.

Summary, page 5

4. We note that the Offeror assumes no responsibility for the accuracy or completeness of information from IRC. Please revise the disclaimer of responsibility to remove the implication that the Offeror is not responsible for the information in the Schedule.

Conditions to the Offer

5. Please revise this section to clarify, if true, that both parties identified as bidders are eligible to assert and/or waive the tender offer conditions. Currently, the conditions refer only to a single Offeror.

6. We note that the issuer has entered into an arrangement agreement with Royal Gold on December 18, 2009, triggering the condition in paragraph (c). Please revise to address whether the condition in paragraph (c) has been satisfied or waived. We note your disclosure that the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition. Please note that when a condition is triggered and the bidders decide to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition.

Market Purchases of Common Shares, page 24

7. Advise us whether or not either of the bidders has purchased shares as described in this section. Irrespective of whether or not such purchases have been made, please explain to us, with a view toward revised disclosure, how the bidders could reserve the right to make such purchases in view of Rule 14e-5 of Regulation 14E.

Other Terms, page 24

8. We note that you reserve the right to transfer the right to purchase securities in this offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from all bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Adam Givertz, Esq.
        Shearman & Sterling LLP